UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022
Commission File Number 000-51138

GRAVITY CO., LTD. ———————————————————————————————————————
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
——————————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2022 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 14, 2022 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2022, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
THIRD QUARTER 2022 HIGHLIGHTS

•Total revenues were KRW 102,377 million (US$ 71,509 thousand), representing an 6.1% increase from the second quarter ended June 30, 2022 (“QoQ”) and a 20.4% decrease from the third quarter ended September 30, 2021 (“YoY”).

•Operating profit was KRW 21,271 million (US$ 14,857 thousand), representing a 3.8% decrease QoQ and a 47.1% decrease YoY.

•Profit before income tax expenses was KRW 24,410 million (US$ 17,050 thousand), representing a 2.2% increase QoQ and a 41.1% decrease YoY.

•Net profit attributable to parent company was KRW 16,076 million (US$ 11,229 thousand), representing a 8.0% decrease QoQ and a 39.0% decrease YoY.

REVIEW OF THIRD QUARTER 2022 FINANCIAL RESULTS

Revenues

Online game revenues for the third quarter of 2022 were KRW 19,271 million (US$ 13,460 thousand), representing a 22.4% decrease QoQ from KRW 24,827 million and a 5.3% increase YoY from KRW 18,295 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online in Taiwan and Thailand. The increase YoY was largely due to increased revenues from Ragnarok Online in Thailand and Korea. Such increase was partially offset by decreased revenue from Ragnarok Online in Japan.

Mobile game revenues were KRW 79,443 million (US$ 55,490 thousand) for the third quarter of 2022, representing a 16.8% increase QoQ from KRW 68,042 million and a 25.2% decrease YoY from KRW 106,218 million. The increase QoQ resulted primarily increased revenues from Ragnarok Origin, which was launched on September 15, 2022, in Taiwan, Hong Kong and Macau. Such increase was partially offset by decreased revenues from Ragnarok Labyrinth NFT in Southeast Asia, Ragnarok X: Next Generation in Southeast Asia and Taiwan, Ragnarok Origin in North America and Korea. The decrease YoY was due to decrease revenues from Ragnarok X: Next Generation in Southeast Asia and Ragnarok Origin in Japan and Korea. This decrease was partially offset by increased revenues from Ragnarok Origin in Taiwan, Hong Kong and Macau.

Other revenues were KRW 3,663 million (US$ 2,559 thousand) for the third quarter of 2022, representing a 0.4% increase QoQ from KRW 3,650 million and a 11.9% decrease YoY from KRW 4,157 million.

Cost of Revenue

Cost of revenue was KRW 59,829 million (US$ 41,790 thousand) for the third quarter of 2022, representing a 18.3% increase QoQ from KRW 50,575 million and a 9.6% decrease YoY from KRW 66,146 million. The increase QoQ was mainly due to increased commission paid for mobile game services related to Ragnarok Origin in Taiwan, Hong Kong and Macau. The decrease YoY was primarily due to commission paid for mobile game services related to Ragnarok X: Next Generation in Southeast Asia. Such decrease was partially offset by increased commission paid for mobile game service related to Ragnarok Origin in Taiwan, Hong Kong and Macau.

Operating Expenses

Operating expenses were KRW 21,277 million (US$ 14,862 thousand) for the third quarter of 2022, representing a 10.7% decrease QoQ from KRW 23,829 million and a 4.5% decrease YoY from KRW 22,282 million. The decrease QoQ was mainly due to decreased advertising expenses for Ragnarok Labyrinth NFT in global and commission paid for payment gateway fees related to Ragnarok Online in Taiwan and Thailand. The decrease YoY was mainly due to decreased salaries and advertising expenses for Ragnarok: The Lost Memories in Thailand.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 24,410 million (US$ 17,050 thousand) for the third quarter of 2022 compared with profit before income tax expense of KRW 23,874 million for the second quarter of 2022 and profit before income tax expenses of KRW 41,435 million for the third quarter of 2021.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 16,076 million (US$ 11,229 thousand) for the third quarter of 2022 compared with net profit attributable to parent company of KRW 17,465 million for the second quarter of 2022 and a net profit attributable to parent company of KRW 26,351 million for the third quarter of 2021.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 293,684 million (US$ 205,134 thousand) as of September 30, 2022.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,431.67 to US$ 1.00, the noon buying rate in effect on September 30, 2022 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online

Ragnarok Online has celebrated its 20th anniversary in Korea in the second half of 2022 since the game was initially launched in Korea on August 1, 2002. As celebrating its 20th anniversary, various kinds of online and offline events and promotions were placed in the third quarter of 2022.

Ragnarok Online IP-based Games

•Ragnarok Origin, a MMORPG mobile and PC game

Ragnarok Origin was launched in multi-platform including mobile and PC in Taiwan, Hong Kong and Macau in September 15, 2022. The game is scheduled to be launched in Southeast Asia in the first half of 2023.

•Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation has run the CBT in Korea on October 11, 2022 and has started its pre-registration in Korea on November 3, 2022. Ragnarok X: Next Generation is scheduled to be launched in Korea in the first quarter of 2023.

•Ragnarok M: Eternal Love, a MMORPG mobile game

Ragnarok M: Eternal Love is planned to be launched in Vietnam in the first half of 2023.

•Ragnarok Labyrinth NFT, a blockchain mobile game

Ragnarok Labyrinth NFT was launched in global on September 22, 2022.

•Ragnarok Poring Merge, a blockchain mobile game

Ragnarok Poring Merge was designed as a blockchain game based on P2E systems. The game is prepared to be launched in Southeast Asia in the third quarter of 2023.

•Other Ragnarok Online IP-based games

Ragnarok: The Lost Memories, a Cinematic Newtro Story RPG mobile and PC game, has launched in Korea on August 10, 2022. The game is planned to be launched in Taiwan, Hong Kong and Macau in the first half of 2023.

Ragnarok Monster’s Arena, a Card SRPG mobile game, was launched in Thailand on September 1, 2022. The game also was launched in Korea on September 27, 2022. Ragnarok Monster’s Arena is named differently in Thailand and Korea. The game is as known as Ragnarok Tactics II in Thailand, and it is as known as Ragnarok Arena in Korea. Ragnarok Monster’s Arena is scheduled to be launched in Southeast Asia (except for Thailand), South Asia, Middle East and Oceania in the fourth quarter of 2022.

Ragnarok Begins, a MMORPG mobile and PC game, has run the second CBT for mobile and PC game version in North America on October 14, 2022. The game is scheduled to be launched in North America in November 15, 2022. The game has been developed by Gravity.

Ragnarok IP Game Jam with The Sandbox
Gravity initially signed a Ragnarok IP partnership agreement with The Sandbox, a metaverse gaming platform, on April 1, 2022. Gravity held the Ragnarok Game Jam with The Sandbox on September 7, 2022.

Business Agreement with Me2On

Gravity Neocyon Inc., a subsidiary of Gravity, has signed a business agreement with a mobile social casino game company, Me2On, on October 14, 2022 and is planned to launch a blockchain NFT game in the first half of 2023.

Investor Presentation
Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the third quarter in 2022 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets and regions. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2021 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Somin Kim
Ms. Jeesun Lim
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800
# # #

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position
(In millions of KRW and thousands of US$)

	As of
	31-Dec-21		30-Sep-22
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	99,105	69,223	107,684	75,216
Short-term financial instruments	148,000	103,376	186,000	129,918
Accounts receivable, net	52,615	36,751	78,855	55,079
Other receivables, net	1,080	754	227	159
Prepaid expenses	3,164	2,210	2,866	2,002
Other current assets	2,171	1,516	2,448	1,710
Total current assets	306,135	213,830	378,080	264,084
Property and equipment, net	11,338	7,919	9,879	6,900
Intangible assets, net	3,342	2,334	3,468	2,422
Deferred tax assets	1,719	1,201	1,494	1,044
Other non-current financial assets	3,019	2,109	3,366	2,351
Other non-current assets	1,973	1,379	1,599	1,117
Total assets	327,526	228,772	397,886	277,918
Liabilities and Equity
Current liabilities:
Accounts payable	41,199	28,777	61,640	43,055
Deferred revenue	13,481	9,416	15,512	10,835
Withholdings	3,596	2,512	2,712	1,894
Accrued expense	1,484	1,037	1,367	955
Income tax payable	10,629	7,424	4,272	2,984
Other current liabilities	3,608	2,520	3,587	2,505
Total current liabilities	73,997	51,686	89,090	62,228
Long-term deferred revenue	98	68	79	55
Other non-current liabilities	6,590	4,602	5,685	3,971
Total liabilities	80,685	56,356	94,854	66,254
Share capital	3,474	2,427	3,474	2,427
Capital surplus	27,098	18,928	27,098	18,928
Other components of equity	2,180	1,523	8,440	5,895
Retained earnings	213,318	148,999	263,290	183,904
Equity attributable to owners of the Parent Company	246,070	171,877	302,302	211,154
Non-controlling interest	771	539	730	510
Total equity	246,841	172,416	303,032	211,664
Total liabilities and equity	327,526	228,772	397,886	277,918

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,431.67 to US$ 1.00, the noon buying rate in effect on September 30, 2022 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income
(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-22	30-Sep-21	30-Sep-22		30-Sep-21	30-Sep-22
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	24,827	18,295	19,271	13,460	60,133	65,545	45,782
Mobile games	68,042	106,218	79,443	55,490	243,796	210,726	147,189
Other revenue	3,650	4,157	3,663	2,559	13,411	11,232	7,845
Total net revenue	96,519	128,670	102,377	71,509	317,340	287,503	200,816
Cost of revenue	50,575	66,146	59,829	41,790	169,541	155,658	108,725
Gross profit	45,944	62,524	42,548	29,719	147,799	131,845	92,091
Operating expenses:
Selling, general and administrative expenses	21,207	18,091	17,624	12,310	47,613	56,473	39,446
Research and development	2,956	4,143	3,745	2,616	12,299	9,933	6,938
Others, net	-334	48	-92	-64	535	-263	-184
Total operating expenses	23,829	22,282	21,277	14,862	60,447	66,143	46,200
Operating profit	22,115	40,242	21,271	14,857	87,352	65,702	45,891
Finance income(costs):
Finance income	4,100	2,128	5,343	3,732	4,325	11,051	7,719
Finance costs	(2,341)	(935)	(2,204)	(1,539)	(2,235)	(5,249)	(3,666)
Profit before income tax	23,874	41,435	24,410	17,050	89,442	71,504	49,944
Income tax expense	6,462	15,151	8,312	5,806	24,779	21,663	15,131
Profit for the year	17,412	26,284	16,098	11,244	64,663	49,841	34,813
Profit attributable to:
Non-controlling interest	(53)	(67)	22	15	(19)	(131)	(92)
Owners of Parent company	17,465	26,351	16,076	11,229	64,682	49,972	34,905
Earning per share
- Basic and diluted	2,513	3,792	2,313	1.62	9,308	7,191	5.02
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS
- Basic and diluted	2,513	3,792	2,313	1.62	9,308	7,191	5.02

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,431.67 to US$ 1.00, the noon buying rate in effect on September 30, 2022 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: November 14, 2022